Exhibit 99.2

LOCK-UP AGREEMENT

June 17, 2008

WHEREAS Eldorado Gold Corporation (the “Purchaser”) made a take-over bid (the “Bid”) pursuant to which the Purchaser offered to acquire all of the issued and outstanding common shares (the “Shares”) in the capital of Frontier Pacific Mining Corporation (“Frontier”);

AND WHEREAS the details of the Bid were set out in a take-over bid circular (the “Circular”) dated May 9, 2008 which was mailed to the holders of Shares, including the Securityholder (as defined below), and, in particular, such Circular provides that the Purchaser will acquire Shares pursuant to the Bid for consideration of 0.1220 common shares of the Purchaser and Cdn.$0.0001 in cash for each Share;

AND WHEREAS the Purchaser has agreed to:

A.            vary the terms of the Bid by increasing the consideration for the acquisition of each Share by the addition of one exchange receipt of the Purchaser (an “Exchange Receipt”) for each Share.  Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of the Purchaser, conditional upon a joint ministerial resolution being issued by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier’s Perama Hill gold project prior to July 1, 2009.  The Purchaser will use its best efforts to cause the Exchange Receipts to be listed on the TSX; and

B.            to extend the expiry date for the Bid to 5:00 p.m. (Toronto time) on July 2, 2008,

(the “Variation and Extension”);

AND WHEREAS Victor H. Bradley (the “Securityholder”) is the holder of Shares (the “Subject Shares”) and options (the “Options”) to acquire Shares (the “Subject Option Shares”) set out on page 7 of this Lock-Up Agreement and has agreed to enter into this Lock-Up Agreement.

In consideration of the Purchaser agreeing to initiate and make the Variation and Extension to the Bid, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.                             Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in Schedule A hereto.

2.                             Not later than 5:00 p.m. (Toronto time) on June 17, 2008, the Purchaser shall notify Kingsdale Shareholder Services Inc., the depositary for the Bid, of the Variation and Extension to the Bid.  Not later than 9:00 a.m. (Toronto time) on June 18, 2008, the Purchaser shall publicly announce its intention to make the Variation and Extension to the Bid in accordance with applicable Canadian provincial securities laws.  Not later than the close of business on June 20, 2008, the Purchaser shall send a notice of variation to the Circular, providing for the Variation and Extension to the Bid, to each registered holder of Shares, and each holder of securities that are convertible into Shares.

The obligation of the Purchaser to take up and pay for the Subject Shares and the Subject Option Shares under the Bid, as varied and extended, shall not be subject to any conditions save and except those conditions set out in Schedule B hereto.  The conditions to the making of the Bid, as varied and extended, are for the sole benefit of the Purchaser and any of such conditions may be waived by the Purchaser in whole or in part in their sole discretion at any time.

3.                             The Securityholder and the Purchaser agree that the consideration to be provided to holders of Shares pursuant to the Bid, as varied and extended, shall be as outlined in Schedule C hereto and the conditions to the Bid, as varied and extended, shall be as outlined in Schedule B hereto.  The Securityholder acknowledges and agrees that the Purchaser may, in its sole discretion, modify or waive any term or condition of the Bid, as varied and extended; provided that the Purchaser shall not, without the prior written consent of the Securityholder, increase the Minimum Tender Condition, impose additional conditions to the Bid, modify any condition of the Bid in a manner adverse to the Securityholder or shareholders generally (which for greater certainty does not include a waiver of a condition), decrease the consideration per Share, decrease the number of Shares in respect of which the Bid is made, change the form of consideration payable under the Bid, as varied and extended, (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Bid or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Securityholder.

Subject to the satisfaction or waiver of the conditions of the Bid, the Purchaser shall within the time periods required by applicable Canadian provincial securities laws take up and pay for the Shares deposited under the Bid, as varied and extended.

4.                             During the term of the Bid and provided that the Purchaser has complied with the terms thereof, the Securityholder agrees: (i) not to sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Frontier, including, without limitation, any Subject Shares, Options or Subject Option Shares, beneficially owned by such Securityholder or over which such Securityholder exercises control or direction, except pursuant to the Bid and except for transfers to an affiliate of the Securityholder where such affiliate executes an agreement on substantially the same terms as this Lock-Up Agreement or agrees to be bound by the provisions of this Lock-Up Agreement; (ii) not to deposit any Shares, beneficially owned by such Securityholder or over which such Securityholder exercises control or direction, into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy with respect thereto; (iii) if the Securityholder is a holder of Options, to exercise all of such Options by no later than the Expiry Time; (iv) to accept the Bid and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Bid, on or before the calendar day prior to the expiry of the Bid, all of the Shares currently beneficially owned by the Securityholder or over which the Securityholder exercises control or direction, including, without limitation, any Subject Shares and any Subject Option Shares issued upon the exercise of the Options pursuant to Section 4(iii), together with a duly completed and executed letter of transmittal (or other appropriate instrument); and (v) not to withdraw or cause to be withdrawn from the Bid such Shares as have been deposited to the Bid, or caused to be deposited to the Bid, by the Securityholder, unless a “Superior Bid” (as hereinafter defined) is made by a third party.

For the purposes of this Lock-Up Agreement, a “Superior Bid” is any unsolicited bona fide written offer for the Subject Shares, any offer concerning any sale of Frontier or any of its material subsidiaries or any of their material properties or assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Frontier which competes or interferes, by delay or otherwise, with the Bid (an

“Acquisition Proposal”) made to the board of directors of Frontier or directly to its shareholders or to the Securityholder:

(i)            that is made after the date hereof; and

(ii)           that is in the Securityholder’s view, acting reasonably, more favourable to the Securityholder, from a financial point of view, than the consideration per Share payable pursuant to the Bid.

For the purposes of this paragraph, a written offer shall be deemed to be unsolicited so long as it was not solicited by Frontier in contravention of the Transaction and Support Agreement between the Purchaser and Frontier, dated the date hereof.

5.                             The Securityholder agrees, from and after the date hereof until the earlier of:

(i)            the termination of this Lock-Up Agreement pursuant to Section 9; and

(ii)           the Expiry Time,

to cease soliciting, encouraging or initiating any inquiry or the making of any offer concerning an Acquisition Proposal.

6.                             Nothing in this Lock-Up Agreement shall prevent a director, officer or employee of the Securityholder who is a member of the board of directors of Frontier from performing his fiduciary duties as a director of Frontier, including but not limited to, engaging, in his capacity as a director of Frontier, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person.

7.                             The Securityholder represents and warrants to the Purchaser that:

(a)           if the Securityholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and the Securityholder has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)           this Lock-Up Agreement is a legal, valid and binding obligation of the Securityholder enforceable in accordance with its terms; and

(c)                                  the Securityholder owns or exercises control or direction over the number of Subject Shares and Options set forth opposite its signature on page 7 hereof, and no other securities of Frontier, and (i) immediately prior to the commencement of the Bid, the Securityholder will be the sole legal and beneficial owner of the Securityholder’s Subject Shares and Subject Option Shares and will have the exclusive right to dispose thereof as provided in this Lock-Up Agreement; (ii) the Securityholder is not a party to, bound or affected by or subject to, any charter or by-law provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution, delivery and performance of this Lock-Up Agreement and the Securityholder is not a party to, bound or affected by or subject to any agreement or arrangement for voting any securities of Frontier which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement; and (iii) the Securityholder’s Shares to be

acquired by the Purchaser from the Securityholder pursuant to the Bid will be acquired with good and marketable title, free and clear of any and all mortgages, liens, charges, encumbrances and adverse claims of or against the Securityholder.

8.                             The Purchaser represents and warrants to the Securityholder that:

(a)           it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and the Purchaser has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)           this agreement is a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms;

(c)           the Purchaser is not a party to, bound or affected by or subject to, any charter, by-law or Law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution, delivery and performance of this Lock-Up Agreement and the Purchaser is not a party to, bound or affected by or subject to any agreement or arrangement which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement;

(d)           the Exchange Receipts will be duly authorized and created and enforceable obligations of the Purchaser;

(e)           the common shares of the Purchaser to be issued:

(i)            to the Securityholder under the Bid shall, at such time as the Purchaser takes up and pays for the Subject Shares pursuant to the Bid; and

(ii)           upon fulfillment of the condition applicable to the Exchange Receipts shall, at the time of such issuance,

have been duly authorized for issuance and duly and validly issued and will be fully paid and non-assessable common shares in the capital of the Purchaser;

(f)            no approval of the shareholders of the Purchaser is required with respect to the Bid;

(g)           the Purchaser’s December 31, 2007 audited consolidated financial statements were prepared in accordance with Canadian GAAP consistently applied and fairly present, in all material respects, the consolidated financial position of the Purchaser and its subsidiaries as at the respective dates thereof and the changes in their financial position for the periods indicated therein and, since December 31, 2007, there has been no adverse material change (as that term is defined in the Securities Act (Ontario)) in respect of the Purchaser; and

(h)           since December 31, 2007, the Purchaser has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable corporate and securities laws and no such filing contains any misrepresentation (as that term is defined in the Securities Act (British Columbia)).

Notwithstanding any of the foregoing representations and warranties in this Section 8, if the Purchaser enters into a support agreement with Frontier in respect of the Bid or any variation or change of the Bid, the Securityholder shall have the benefit of, and be entitled to rely on, the representations and warranties made by the Purchaser to Frontier in such support agreement and such representations and warranties shall be hereby incorporated by reference in this Lock-Up Agreement such that they form an integral part of this Lock-Up Agreement.

9.                             This Lock-Up Agreement may be terminated by notice in writing:

(a)           At any time by mutual consent of the Purchaser and the Securityholder;

(b)           By the Securityholder if:

(i)            the Purchaser has not complied in any material respect with its covenants contained herein or if any representation or warranty of the Purchaser under this Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)           the Purchaser has not effected the Variation and Extension to the Bid within the time periods provided for in Section 2;

(iii)          the terms of the Bid do not conform in all material respects with the description of the Bid contained in Sections 2 and 3;

(iv)          the Purchaser has not taken up and paid for all of the Shares deposited under the Bid in accordance with applicable Canadian provincial securities laws; or

(v)

(A)          Securityholder has provided the Purchaser with notice in writing that there is a Superior Proposal, together with documentation detailing the Superior Proposal, at least three business days prior to the date on which the Securityholder proposes to accept or enter into any agreement relating to such Superior Proposal; and

(B)           three business days shall have elapsed (the “Right to Match Period”) from the date Purchaser received the notice referred to in Section 9(b)(v)(A) from the Securityholder in respect of the Acquisition Proposal and, if the Purchaser has proposed to amend the terms of the Bid in accordance with Section 10, the Securityholder shall have determined, acting reasonably, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Bid by the Purchaser; and

(vi)          the Purchaser has not taken up and paid for all of the Shares deposited under the Bid on or before August 15, 2008.

10.                           The Securityholder acknowledges and agrees that, during the Right to Match Period referred to in Section 9(b)(v) or such longer period as the Securityholder may approve for such purpose, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Bid. The Securityholder will review any proposal by Purchaser to amend the terms of the Bid in order to determine, acting reasonably, whether Purchaser’s proposal to amend the Bid would result in the

Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Bid.

11.                           No termination pursuant to Section 9 shall prejudice the rights of any party as a result of any breach by any other party of its obligations hereunder.

12.                           Upon termination of this Lock-Up Agreement, the Securityholder shall be entitled to withdraw any of the Securityholder’s Subject Shares deposited under the Bid and the Purchaser shall not take up any of the Securityholder’s Subject Shares.

13.                           The Securityholder hereby consents to the Purchaser disclosing the existence of this Lock-Up Agreement in any press release or other public disclosure document as required by applicable Canadian provincial securities laws. The Securityholder acknowledges and agrees that a summary of this Lock-Up Agreement and the negotiations leading to its execution and delivery must appear in the Circular, provided, however, that the Securityholder shall be provided with an adequate opportunity to review and comment on such disclosure.

14.                           The rights and benefits conferred under this Lock-Up Agreement shall not be assignable by any party hereto without the prior written consent of the other.  This Lock-Up Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.  This Lock-Up Agreement shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

15.                           Each of the parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other parties may, either before or after the completion of the Transaction, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Lock-Up Agreement.

16.                           The Securityholder recognizes and acknowledges that this Lock-Up Agreement is an integral part of the Variation and Extension to the Bid, and that the Purchaser would not contemplate proceeding with the Variation and Extension to the Bid unless this Lock-Up Agreement was executed, and that a breach by the Securityholder of any covenants or other commitments contained in this Lock-Up Agreement will cause the Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, the Securityholder agrees that, in the event of any such breach, the Purchaser shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

17.                           Any notice, consent, waiver, direction or other communication which may or is required to be given pursuant to this Lock-Up Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)           the Purchaser, addressed as follows:

Suite 1188

550 Burrard Street

Vancouver BC  V6C 2B5

Attention:	Paul N. Wright
Telecopier No.:	(604) 687-4026

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard Street, P.O. Box 48600

Vancouver, BC  V7X 1T2

Attention:	Fred R. Pletcher
Telecopier No.:	(604) 640-5802

(b)           Securityholder, addressed as follows:

#402 – 159 Frederick Street

Toronto, ON  M5A 4P1

Attention:	Victor H. Bradley

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

2600 – 595 Burrard Street

Three Bentall Centre

Vancouver, B.C.  V7X 1L3

Attention:	Peter J. O’Callaghan
Facsimile No.:	(604) 631-3309

or at such other address of which either party may, from time to time on at least two Business Days notice, advise the other party by notice in writing given in accordance with the foregoing. Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by telecopy transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or telecopier number may be changed by notice given as aforesaid.

18.                           This Lock-Up Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

19.                           This Lock-Up Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

IN WITNESS WHEREOF the parties hereto have duly executed this Lock-Up Agreement as of the date first above written.

ELDORADO GOLD CORPORATION

By:	/s/ Dawn Moss
Name: Dawn Moss
Title: Corporate Secretary

VICTOR H. BRADLEY	Number of Shares beneficially owned or over which the Securityholder exercises control or
/s/ Victor H. Bradley	direction:

615,000

Registered holder(s) of such Shares

Victor Bradley

Number of Shares subject to Options beneficially owned by the Securityholder:

500,000

Schedule A

DEFINITIONS

In the Lock-Up Agreement, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“affiliate” has the meaning ascribed thereto in the BCBCA as of the date hereof;

“AMEX” means the American Stock Exchange;

“associate” has the meaning ascribed thereto in the BCBCA as of the date hereof;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Business Day” means a day other than a Saturday, Sunday or a statutory or civic holiday observed in Vancouver, British Columbia and/or any day other than a Saturday, Sunday or statutory holiday in British Columbia, as applicable;

“Compulsory Acquisition” means if, within four months after the date of the Offer, the Offer has been accepted by the shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Shares as at the Expiry Time, other than Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates and the Offeror acquires or is bound to take up and pay for such deposited Shares under the Offer, the acquisition by the Offeror, if possible to do so under, and subject to compliance with all applicable Laws, all the Shares (including Shares that are issued upon the exercise of outstanding Options or rights) that remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) pursuant to the provisions of Section 300 of the BCBCA;

“Expiry Date” means July 2, 2008, or such later date or dates as may be extended, varied or changed by the Offeror from time to time pursuant to the Offer;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be extended, varied or changed by the Offeror from time to time pursuant to the Offer;

“Frontier” means Frontier Pacific Mining Corporation;

“Governmental Entity” means: (a) any supranational body or organization (such as the European Union), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees,

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injunctions, writs or certificates and orders, by-laws, rules, regulations, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Lock-Up Agreement” means the Lock-Up Agreement dated June 17, 2008, between the Purchaser and the Securityholder, as amended from time to time;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;

“Minimum Tender Condition” has the meaning given in paragraph (a) of Schedule B;

“Offer” means the offer to purchase Shares made by the Offeror, the terms and conditions of which will be set forth in the Circular;

“Offeror” means the Purchaser;

“Option” means an option to purchase Shares granted by Frontier pursuant to its stock option plan or other employee compensation arrangement;

“Securityholder” means Victor H. Bradley;

“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement, merger or other combination involving Frontier and the Offeror and/or one or more affiliates or subsidiaries of the Offeror or a share consolidation pursuant to which the Offeror will use its commercially reasonable efforts to acquire the remaining Shares not acquired under the Offer as soon as practicable after completion of the Offer if the Offeror take up and pays for Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition is not available;

“subsidiary” has the meaning ascribed thereto in the BCBCA;

“TSX” means the Toronto Stock Exchange; and

“TSX-V” means the TSX Venture Exchange.

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Schedule B

CONDITIONS OF THE BID

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Offeror’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time, in their sole discretion, the Offeror may, in its sole discretion, withdraw the Offer and not take up and pay for any Shares deposited under the Offer, extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited under the Offer or vary or change the terms or conditions of the Offer, if any of the following conditions are not, in the Offeror’s judgment, satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)           there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which, when combined with the number of Shares then owned by the Offeror and its affiliates, represents not less than 66 2/3% of the outstanding Shares at the Expiry Time, on a fully-diluted basis (the “Minimum Tender Condition”);

(b)           the Securityholder and other parties to lock-up agreements with the Purchaser shall have validly tendered and not withdrawn at the Expiry Time not less than 71,782,616 Shares and such lock-up agreements shall not have been terminated;

(c)           all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any Governmental Entity having jurisdiction in Canada, Greece, Peru, Columbia and the United States that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion.

(d)           no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity, stock exchange or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law:

(i)            challenging the Offer or the ability of the Offeror to make or maintain the Offer;

(ii)           seeking to prohibit, restrict or impose any material limitations or conditions on (A) the acquisition by, or sale to, the Offeror of any Shares, (B) the take-up or acquisition of Shares by the Offeror, (C) the issuance and delivery of Common Shares of the Offeror or the delivery of cash in consideration for Shares taken up or acquired by the Offeror, (D) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Frontier or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Frontier or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)          seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Frontier or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iv)          which, if successful, in the reasonable discretion of the Offeror, would be reasonably likely to result in a Material Adverse Effect on Frontier or its affiliates or subsidiaries, taken as a whole, if the Offer were consummated; or

(v)           which, if successful, in the reasonable discretion of the Offeror, would make uncertain the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)           there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, the Offeror of any Shares, (ii) the take-up or acquisition of Shares by the Offeror, (iii) the issuance and delivery of common shares of the Offeror or the delivery of cash in consideration for Shares taken up or acquired by the Offeror, (iv) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares, (v) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Frontier or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Frontier or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)            the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Frontier prior to April 18, 2008, being the last Business Day before the Offeror’s announcement of its intention to make the Offer, in respect of any of Frontier’s properties or assets, including any mineral rights or concessions;

(g)           the Offeror shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Frontier or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Shares deposited pursuant to the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Shares deposited pursuant to the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Frontier or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Shares deposited pursuant to the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Shares deposited pursuant to the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(h)           the Offeror shall have determined, in their reasonable discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008, (being the last Business Day immediately, of the Offeror’s announcement of its intention to make the Offer), that has or may have a Material Adverse Effect on Frontier and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008, that, in the reasonable discretion of the Offeror, has had or may have a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole;

(i)            the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Frontier with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Frontier, and Frontier shall have disclosed all material changes in relation to Frontier which occurred prior to April 18, 2008 in a nonconfidential material change report filed with the securities regulatory authorities in any of the Provinces of Canada or in the United States prior to April 18, 2008;

(j)            there shall not occurred or been threatened on or after April 18, 2008, being the last Business Day prior to the Offeror’s announcement of its intention to make the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX, TSX-V or the AMEX; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, legal, economic or financial conditions in any country that could have a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole; (iv) a material change in United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, Greece, Peru or the United States; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war, armed hostilities, terrorist activities or other national or international calamity involving any jurisdiction in which Frontier operates its business; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

(k)           the Offeror shall have determined, in its reasonable discretion, that none of Frontier, any of its affiliates or its subsidiaries, or any third party has taken or proposed to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Frontier prior to April 18, 2008), which might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Shares under the Offer and/or complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Frontier or any of its affiliates or subsidiaries (other than a sale, disposition or other dealing between Frontier and any affiliate subsidiary in the ordinary course of business consistent with past practice); (ii) any issuances of securities (other than in connection with the exercise of vested Options outstanding on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or other rights to purchase securities; (iii) the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practices); (iv) any incurrence of material debt or project financing or material steps in furtherance thereof; (v) any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Frontier or any of its affiliates or subsidiaries; (vi) any take-over bid (other than the Offer), merger, amalgamation (other than between Frontier and any wholly-owned Subsidiary), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving Frontier or any of its affiliates or subsidiaries; (vii) the making of, or commitment to make, any capital expenditure by Frontier or any of its Subsidiaries not in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by Frontier prior to April 18, 2008, being the Business Day immediately preceding the date the Offeror announced its intention to make the Offer; (viii) entering into, modifying or terminating any agreements or arrangements of Frontier or its affiliates or subsidiaries (including agreements relating to credit facilities) with their respective directors, senior officers or employees, including without limitation employment, change in control, severance compensation or similar agreement, except for such agreements or arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice and only if so doing would not have an Material Adverse Effect on Frontier and its affiliates and its subsidiaries; (ix) instituting, cancelling or modifying, or, except as may be required by Law, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Frontier or any of its Subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (x) any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Frontier Common Shares or other securities of Frontier or any of its affiliates or subsidiaries; (xi) the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business and consistent with past practice and only if so doing would not have an Material Adverse Effect on Frontier or any of its subsidiaries); (xii) any change to Frontier’s articles of incorporation or bylaws, (xiii) undertaking any transaction that would prevent the Offeror obtaining, if otherwise available, a “bump” in the tax cost of the property of Frontier in accordance with paragraph 88(1)(d) of the Tax Act, or any transaction that would reduce the amount of the “bump”, if otherwise available; or (xiv) any proposal, plan, intention or agreement to do any of the foregoing; and

(l)            the TSX shall have conditionally approved the issuance of the Exchange Receipts.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror.  The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.  Any determination by the Offeror concerning the foregoing conditions to the Offer may be made in its sole judgment and will be final and binding upon all parties.

Any determination by the Offeror concerning the foregoing conditions to the Offer may be made in its sole judgment and will be final and binding upon all parties.

Schedule C

CONSIDERATION

0.1220 common shares of Eldorado Gold Corporation, Cdn.$0.0001 in cash per Share and one Exchange Receipt.

C-1